BB

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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06003658

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 8 2006
BRANCH OF REGISTRATIONS
AND
04 EXAMINATIONS

| SEC FILE NUMBER |
|---|
| 8 – 51716 |

MK 3/8

## FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2005 (MM/DD/YY) AND ENDING DECEMBER 31, 2005 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

JASPER ASSOCIATES, LLC

PROCESSED
APR 2 1 2006
THOMSON
FINANCIAL

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

35 MASON STREET
(No. And Street)

| GREENWICH | CT | 06830 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAY BUCK — (203) 625-0047
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

| 60 EAST 42ND STREET | NEW YORK | NY | 10165 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

BB 4/20

## OATH OR AFFIRMATION

I, JAY BUCK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JASPER ASSOCIATES, LLC, as of DECEMBER 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

SUBSCRIBED AND SWORN TO BEFORE ME, A NOTARY PUBLIC, IN AND FOR COUNTY OF Harford AND STATE OF CONNECTICUT, THIS 10 DAY OF February 2006

NOTARY PUBLIC

KAREN Y. SILPOT
NOTARY PUBLIC
MY COMMISSION EXPIRES AUG. 31, 200

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*

FULVIO & ASSOCIATES, L.L.P.

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

*Certified Public Accountants*

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

# INDEPENDENT AUDITORS' REPORT

To the Member of Jasper Associates, LLC:

We have audited the accompanying statement of financial condition of Jasper Associates, LLC (the "Company") as of December 31, 2005, and the related statements of operations, changes in member's capital, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jasper Associates, LLC as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Fulvio & Associates LLP

New York, New York
February 22, 2006

JASPER ASSOCIATES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

## ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 5,884 |
| Receivable from clearing broker | 249,380 |
| Securities owned | 3,300 |
| Other assets | 178 |
| TOTAL ASSETS | $ 258,742 |

## LIABILITIES AND MEMBER'S CAPITAL

| | |
|---|---|
| Liabilities: | |
| Accrued expenses payable | $ 6,500 |
| Total Liabilities | 6,500 |
| Member's Capital | 252,242 |
| TOTAL LIABILITIES AND MEMBER'S CAPITAL | $ 258,742 |

The accompanying notes are an integral part of these financial statements.

# JASPER ASSOCIATES, LLC
# STATEMENT OF OPERATIONS
## FOR THE YEAR ENDED DECEMBER 31, 2005

| | |
|---|---|
| Revenues: | |
| Interest income | $ 6,289 |
| TOTAL REVENUES | 6,289 |
| Expenses: | |
| Professional fees | 2,603 |
| Other operating expenses | 7,503 |
| TOTAL EXPENSES | 10,106 |
| NET LOSS | $ (3,817) |

The accompanying notes are an integral part of these financial statements.

JASPER ASSOCIATES, LLC
STATEMENT OF CHANGES IN MEMBER'S CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2005

| | Member's Capital |
|---|---|
| Balance, January 1, 2005 | $ 25,723,765 |
| Less: Net Loss | (3,817) |
| Less: Capital Withdrawals | (25,467,706) |
| Balance, December 31, 2005 | $ 252,242 |

The accompanying notes are an integral part of these financial statements.

JASPER ASSOCIATES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

| | | |
|---|---|---|
| Cash Flows from Operating Activities: | | |
| Net Loss | | $ (3,817) |
| Adjustments to reconcile net loss to net cash provided by operating activities: | | |
| Decrease in receivables | $ 24,706,770 | |
| Decrease in other assets and interest receivable | 89,763 | |
| Decrease in securities owned | 34,467,318 | |
| Decrease in liabilities | (33,805,100) | |
| Total adjustments | | 25,458,751 |
| Net Cash Provided by Operating Activities | | 25,454,934 |
| Cash Flows from Financing Activities: | | |
| Capital withdrawal | | (25,467,706) |
| Net Cash Used in Financing Activities | | (25,467,706) |
| Decrease in Cash | | (12,772) |
| Cash and Cash Equivalents at Beginning of Year | | 18,656 |
| Cash and Cash Equivalents at End of Year | | $ 5,884 |

The accompanying notes are an integral part of these financial statements.

## NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Jasper Associates, LLC, (the "Company"), was formed as a limited liability company in Delaware on March 5, 1999 and commenced operations on May 10, 1999. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. The term of the Company expires on December 31, 2029 unless the managing member of the Company elects to terminate the Company at an earlier date.

The Company has an agreement with another broker-dealer (the "Clearing Broker") to clear transactions, carry customers' accounts on a fully disclosed basis and perform recordkeeping functions. The Company, consequently, operates under the exemptive provisions of SEC Rule 15c3-3k(2)(ii).

Jasper Partners, L.P. (the "Partnership") was organized in the State of Delaware as a limited partnership that commenced operations on May 25, 1999. Generally, the Partnership invests the capital contributions made by its partners by acquiring membership interests in the company. Effective January 1, 2005, the Partnership withdrew its entire interest in the Company. On January 5, 2005, NASD granted permission to change 100% ownership of the Company from the Partnership to the managing member. The Company currently has very little activity.

*Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Income Taxes*

No Federal, state or local income taxes have been provided on income or loss of the company since the members are individually responsible for the taxes on their share of the company's taxable income or loss.

JASPER ASSOCIATES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

NOTE 2. DUE FROM CLEAING BROKER

The Company clears its transactions through another broker-dealer (the "clearing broker") on a fully disclosed basis. At the December 31, 2005, the amount due from the clearing broker is a credit balance. In the event that the clearing broker is unable to fulfill its obligations, the company would be subject to credit risk.

NOTE 3. NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the company had net capital of $248,764, which was $148,764 in excess of its required net capital of $100,000. The Company's net capital ratio was .03 to 1.

Proprietary accounts held at the clearing broker ("PAIB assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing broker which requires, among other things, that the clearing broker perform a computation of PAIB assets similar to the customer reserve computation set forth in Rule 15c3-3.

# SUPPLEMENTAL INFORMATION

JASPER ASSOCIATES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2005

| | |
|---|---|
| Credits: | |
| Total Member's Capital | $ 252,242 |
| Debits: | |
| Non-allowable assets | 3,478 |
| Net Capital before Haircuts on Securities | 248,764 |
| Haircuts on Securities | - |
| Net Capital per Rule 15c3-1 | 248,764 |
| Minimum net capital requirement | 100,000 |
| Excess Net Capital | $ 148,764 |
| Aggregate Indebtedness | 6,500 |
| Ratio of Aggregate Indebtedness to Net Capital | .03 to 1 |

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17a-5 Part IIA filing.

JASPER ASSOCIATES, LLC
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2005

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of the Rule.

# SUPPLEMENTARY REPORT
# OF INDEPENDENT AUDITORS

FULVIO & ASSOCIATES, L.L.P.

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

*Certified Public Accountants*

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

# INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To the Member of Jasper Associates, LLC:

In planning and performing our audit of the financial statements and supplemental schedules of Jasper Associates, LLC (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
- Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practice and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection or any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Jasper Associates, LLC to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Fulvio + Associates LLP

New York, New York
February 22, 2006

JASPER ASSOCIATES, LLC

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2005

JASPER ASSOCIATES, LLC

REPORT PURSUANT TO RULE 17a-5(d)

DECEMBER 31, 2005

JASPER ASSOCIATES, LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2005

## CONTENTS